Exhibit 99.2

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date SCAN TO VIEW MATERIALS & VOTE 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0000614066_1 R1.0.0.6 MANCHESTER UNITED PLC SIR MATT BUSBY WAY, OLD TRAFFORD MANCHESTER M16 0RA UNITED KINGDOM VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on June 27, 2023 for shares held directly and by 11:59 P.M. ET on June 23, 2023 for shares held in a Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on June 27, 2023 for shares held directly and by 11:59 P.M. ET on June 23, 2023 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. The Board of Directors recommends you vote FOR the following: 1. Election of Directors Nominees For Against Abstain 1a. Avram Glazer 1b. Joel Glazer 1c. Richard Arnold 1d. Cliff Baty 1e. Kevin Glazer 1f. Bryan Glazer 1g. Darcie Glazer Kassewitz 1h. Edward Glazer 1i. Robert Leitâo 1j. Manu Sawhney For Against Abstain 1k. John Hooks 1l. Patrick Stewart NOTE: Such other business as may properly come before the meeting or any adjournment thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

0000614066_2 R1.0.0.6 Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Annual Report and Notice & Proxy Statement are available at www.proxyvote.com MANCHESTER UNITED PLC Annual Meeting of Shareholders June 28, 2023 3:30 PM This proxy is solicited by the Board of Directors The undersigned hereby appoints Richard Arnold, Cliff Baty, Mitchell Nusbaum and Christopher Rodi, and each of them, with full power of substitution and power to act alone, as proxies to vote all the Class A Ordinary Shares and/or Class B Ordinary Shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of Manchester United PLC, to be held on June 28, 2023 at 3:30 PM EDT, in the offices of Woods Oviatt Gilman LLP, located at 1900 Bausch and Lomb Place, Legacy Tower, Rochester, NY 14604, and at any adjournments or postponements thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side